Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad

Yieldstreet Prism Fund
Holdings update

Thanks for being an early investor in the Yieldstreet Prism Fund. We're pleased to announce that we recently published holdings activity for the Fund. You can view these reports in the "*Documents & resources*" section of www.yieldstreetprismfund.com or by clicking on the links below:
- Holdings as of May 29, 2020
- Holdings as of March 31, 2020

As of 5/29/20, two investments have been made by the Yieldstreet Prism Fund. Below is a brief description of each investment.

- Art Finance: an art holding company was extended a $4.175 million delayed-draw first-lien term loan of which $2.375 million was drawn at closing. The Loan was originated by Athena Art Finance Corp, an affiliate of Yieldstreet, and is secured by a diversified pool of thirteen (13) blue-chip artworks valued at $5.2 million (45.3% LTV). Future draws are contingent upon additional eligible artworks collateral being added to the existing pool.

- Real Estate: a $9.35M senior bridge loan to refinance an existing construction-related loan on its newly-built co-living apartment property in Hollywood, CA. The Loan was originated by iBorrow with a $3M participation purchased by the Yieldstreet Prism Fund.

For more information and a detailed explanation of the Yieldstreet Prism Fund investment strategy, please reference our Prism Fund Investment Strategy post.

As always, if you have additional questions regarding the Yieldstreet Prism Fund, you can refer to the prospectus or email us at investments@yieldstreetprismfund.com.

YieldStreet Prism Fund Inc.

Schedule of Investments

May 29, 2020 (Unaudited)

Please refer to our blog post for more details about our investment strategy and the composition of the fund during the ramp phase.

https://www.yieldstreet.com/resources/article/prism-fund-investment-strategy

	Rate	Reference Rate & Spread	Maturity Date	Principal Amount	Value
FIRST LIEN SENIOR SECURED TERM LOANS - 34.70%					
Art - 15.33%					
Ostillo Delaware, LLC[a]	8.25%	3M US L + 6.50%	3/17/2023	2,375,000	2,375,000
Ostillo Delaware, LLC[b]	1.00%	1.00%	6/15/2020	1,800,000	-
Total Art				4,175,000	2,375,000
CRE - 19.37%					
LA Co-Living[a]	8.75%	8.75%	3/23/2022	3,000,000	3,000,000
Total CRE				3,000,000	3,000,000
Total First Lien Senior Secured Term Loan (Cost 5,375,000)				7,175,000	5,375,000

	7-Day Yield	Shares	
MONEY MARKET MUTUAL FUNDS - 65.88%			
GS Financial Square Federal Instruments Fund	0.17%	10,204,188	10,204,188
Total Money Market Mutual Funds (Cost 10,204,188.13)		10,204,188	10,204,188
Total Investments - 100.58% (Cost $15,579,188)			15,579,188
Liabilities in Excess of Other Assets - (0.58)%			(91,048)
Net Assets - 100.00%			15,488,140

(a) As a result of the use of significant unobservable inputs to determine fair value, these investments have been classified as Level 3 assets.

(b) This investment has an unfunded commitment as of May 29, 2020. The rate associated with undrawn committed delayed draw term loans represent rates for commitment and unused fees.